Q2 & H1 2017 Results July 26, 2017 Exhibit 99.2

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in this presentation including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the recently settled EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of Brexit, political evolutions in Turkey, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2016, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2016, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with U.S. GAAP. Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are presented in our earning releases, which are available in EDGAR on the SEC’s website at www.sec.gov and on our website at www.cnhindustrial.com. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. We undertake no obligation to update or revise publicly our outlook or forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Q2 2017 | Highlights FY 2017 Guidance Leading to the high end of sales and EPS range Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated Net Income at $247mn Adjusted Net Income (1) at $266mn Industrial Solid performance across segments $400+mn of cash flow generation Financial Investment Grade upgrade by S&P Completed early redemption of the 7⅞% senior Notes (1) Non-GAAP measures (definition and reconciliation in appendix) Diluted EPS at $0.18 Adjusted Diluted EPS (1) at $0.19

Q2 2017 | Main Product Launches & Awards Case IH 175th ANNIVERSARY CURITIBA PLANT (BRAZIL) – SILVER MEDAL IN WCM INTERNATIONAL MINIBUS OF THE YEAR 2017 GRAND ISLAND (US) – SILVER MEDAL IN WCM

Q2 2017 | Summary (1) Non-GAAP measures (definition and reconciliation in appendix) Industrial Activities Net Sales & Operating Margin Adj. Net Income & EPS (1) Net Industrial Debt (1) Available Liquidity (1) Net Sales at $6.7bn up 3.2% vs. last year Operating Margin at 7.2% vs. 7.0% last year $(2.1)bn $8.3bn Adjusted Net Income at $266mn up 23% vs. Q2 2016 Adjusted Diluted EPS at $0.19 Net Industrial debt at $2.1bn in line with March 31, 2017 Net industrial cash flow at $423mn vs. $602mn last year Available liquidity at $8.3bn up $0.8bn vs. March 31, 2017 216 266 0.16 0.19 7.6 8.3 (2.1) (2.1) 6.5 6.7 7.0% 7.2% $6.7bn 7.2% $266mn $0.19

Net Sales | Industrial Activities Net Sales walk at Constant Currency ($mn) Net Sales split (1) BY REGION BY SEGMENT NAFTA EMEA LATAM APAC AG CE CV PT (1) Note: Net Sales: Excluding Other Activities, Unallocated Items & Adjustment & Eliminations 6,450 94 80 36 141 (63) 6,738 (83) 6,655 Q2 2016 AG CE CV PT ELIM & OTHER Q2 2017 @ CC (*) FX TRANSLATION Q2 2017 CHANGE IN NET SALES 288 BY CURRENCY EUR 44% USD 29% BRL 5% CAD 4% GBP 1% AUD 4% OTHER 13% Note: Numbers may not add due to rounding (*) Note: @CC means at Constant currency

Industrial Activities Operating Profit and Adjusted Net Income Walk ($mn) 216 28 6 1 15 12 4 (16) 266 Q2 2016 IA OPERATING PROFIT FS OPERATING PROFIT OP ELIM INTEREST EXPENSES, NET (1) OTHER NET (2) JV INCOME (3) TAXES (4) Q2 2017 CHANGE IN ADJUSTED NET INCOME 50 ($mn) 453 2 0 (9) 32 3 481 Q2 2016 AG CE CV PT OTHER & ELIM Q2 2017 CHANGE IN OPERATING PROFIT 28 7.2% 7.0% Adjusted for excluding the Q2 2017 charge of $17mn related to the early redemption of all outstanding Case New Holland Industrial Inc. 7⅞% senior Notes due 2017 Adjusted for excluding the Q2 2016 non-recurring charge of $49mn, related to the European Commission settlement Adjusted for excluding the Q2 2016 negative impact of $28 million incurred by the joint venture Naveco Ltd due to its exit from a line of business Adjusted for excluding the Q2 2017 $10mn tax effect of adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates Lower interest expenses due to high coupon debt roll-off / early repayment Improved adjusted effective tax (*) rate to 34% (36% in Q2 2016) (*) Non-GAAP measures (definition and reconciliation in appendix)

Cash Flow | Change in Net Industrial Debt (2,123) 247 176 17 44 29 (91) 1 (169) (195) (*) (2,064) MAR 31, 2017 NET INCOME D&A CHARGE ON REPURCHASE OF NOTES / EARLY REDEMPTION CHG IN PROVISION AND SIMILAR CHANGE IN WC CAPEX OTHER CHANGES CAPITAL INCREASE & DIVIDENDS, NET FX TRANSLATION & OTHER JUN 30, 2017 Q2 ’17 Change in Net Industrial Debt 59 Q2 ’17 Net Industrial Cash Flow 423 ($mn) (*) Including $17mn loss on repurchase of the 7⅞% senior notes due 2017

Capex | Change in Working Capital | Net Industrial Cash Flow 9

Capex (1)

Q2 2016	Q2 2017
92	91

- **Capex** at $91mn down 1mn vs. last year


11%
33%
BY CATEGORY
56%


15%
BY SEGMENT
46%
33%
6%

- NEW PRODUCT & TECHNOLOGY
- MAINTENANCE & OTHER
- INDUSTRIAL CAPACY EXPANSION & LT INVESTMENTS

- AG
- CV
- CE
- PT

Change in Working Capital


Cash inflow
Cash outflow
29
TRADE RECEIVABLES
INVENTORIES
TRADE PAYABLES
OTHER
CHG IN WORKING CAPITAL

Net Industrial Cash Flow


Cash inflow
Cash outflow
423
Q2 2015
Q2 2016
Q2 2017

(1) Excluding assets sold under buy-back commitments and assets under operating leases

Note: Only change in company inventory will impact industrial cash flow

CNH INDUSTRIAL Q2 & H1 2017 Results Review July 26th, 2017

Financial Services Net Income ($mn) Managed Portfolio (*) & Retail Originations (*) Delinquencies on Book (>30 Days) $25.3bn Q2 retail originations at $2.3bn, flat compared to June 30, 2016 Managed portfolio* at $25.6bn, up $0.3bn compared to June 30, 2016 $25.6bn Q2 ’17 Profitability ratios: Gross Margin / Average Assets On-Book = 3.5% RoA (**) = 2.0% Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 2014 2015 2016 2017 June 30, 2016 June 30, 2017 4.5% 3.5% 3.8% 3.3% Net income was flat compared to Q2 2016 as lower provision for credit losses offset reduced interest spreads (**) RoA defined as: PBT / average managed assets annualized (*) Including unconsolidated JVs Q2 2016 Q2 2017 87 87 Retail Wholesale Operating Lease

Liquidity & Debt Maturity 1 Represents cash portion of debt maturities as of 06/30/2017 2 Of which $0.7bn ABS related & Restricted Cash (*) CNH Industrial N.V. short-term rating was raised to “A-3”. The issue-level ratings of both CNH industrial N.V and CNH industrial Capital LLC was also raised to “BBB-”. Undrawn M/T Committed Lines Bank Debt Capital Market Cash Other 8.3 1.2 3.5 2.8 1.8 1.9 2.8 As of 06/30/17 6M 2017 2018 2019 2020 2021 Beyond Available Liquidity ($bn) Debt Maturity Schedule (1) ($bn) Available liquidity at June 30, 2017 was $8.3bn, compared to $7.6bn at March 31, 2017 $5.3bn of cash (2) $3.0bn undrawn under medium-term committed unsecured credit lines Liquidity to LTM revenue ratio at 32.5% Company Available Liquidity Quarterly Highlights On June 15th, S&P Global Ratings raised its long-term corporate ratings on both CNH Industrial N.V. and CNH Industrial Capital LLC to Investment Grade (“BBB-” with stable outlook) (*) On June 2nd, we completed the redemption of the remaining $636mn outstanding of the 7⅞% senior notes due 2017 On May 23rd, issued €500mn guaranteed 1.375% notes due May 2022 issued by CNH Industrial Finance Europe S.A. (a wholly-owned subsidiary of CNH Industrial N.V.)

Industrial Activities Overview

AG | Financial Results Operating Profit walk Net Sales 301 (13) 28 1 (5) (9) 0 303 Q2 2016 VOLUME & MIX PRICING NET PROD COST SG&A R&D FX | OTHER Q2 2017 ($mn) CHANGE VS Q2 2016 NAFTA (4.4%) EMEA 2.7% LATAM 28.9% APAC 4.3% CHANGE VS Q2 2016 TRACTORS 1.1% COMBINES 14.3% OTHERS (2.2%) Net Sales at $2.9bn up 3.0% vs. last year (up 3.3% at constant currency) BY REGION BY PRODUCT CHANGE IN OPERATING PROFIT 2 10.7% 10.5% Volume in LATAM including improved fixed cost absorption, and disciplined net price realization across all regions Volume and mix in NAFTA and increased spending in R&D

AG | Industry performance & Inventory management | 0-140HP 8% | 140+ HP (1) (6%) EMEA (3%) LATAM 24% APAC 1% Industry Units (For Q2 2017) Tractors Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 2015 2016 2017 (1) Included in row crop sector definition Q2 2017 overproduction vs. retail at 8% Production up 3% vs. Q2 2016 Combines Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 2015 2016 2017 NAFTA (1) 7% EMEA 6% LATAM 17% APAC 97% Q2 2017 underproduction vs. retail at 1% Production up 3% vs. Q2 2016 Industry Units (For Q2 2017) COMPANY INVENTORY DEALER INVENTORY PRODUCTION RETAIL SALES NAFTA

AG | NAFTA Row Crop Production NAFTA ROW CROP UNDERPRODUCTION VS. RETAIL AT 7% Channel Inventory 3.4x 2.3x 1.9x Q1 Q2 Q3 Q4 Q1 Q2 2016 2017 (5%) vs. last year Q1 Q2 Q3 Q4 Q1 Q2 2016 2017 (20%) vs. last year US Industry – HHP Tractors Used to New Sales Ratio (1) (1) Source: New sales data from AEM, used sales data from UCC database

CE | Financial Results Operating Profit walk Net Sales 17 3 2 (6) 0 5 (4) 17 Q2 2016 VOLUME & MIX PRICING NET PROD COST SG&A R&D FX | OTHER Q2 2017 ($mn) 2.9% 2.5% CHANGE VS Q2 2016 NAFTA 13.1% EMEA (1.4%) LATAM 2.9% APAC 53.6% CHANGE VS Q2 2016 LIGHT 5.0% HEAVY 20.8% OTHERS n.m. Net Sales at $676mn up 13.6% vs. last year (up 13.5% at constant currency) CHANGE IN OPERATING PROFIT Flat BY REGION BY PRODUCT Pricing returning to stable conditions Foreign exchange impact on product cost

CE | Industry performance & Inventory management Light NAFTA 10% EMEA 3% LATAM 10% APAC 26% Industry Units (For Q2 2017) Heavy NAFTA 8% EMEA 5% LATAM 5% APAC 65% Q2 2017 overproduction vs. retail at 8% Production up 4% vs. Q2 2016 Inventory Management (Light & Heavy) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 2015 2016 2017 COMPANY INVENTORY DEALER INVENTORY PRODUCTION RETAIL SALES

CV | Financial Results Operating Profit walk Net Sales 100 (17) 0 17 (3) 5 (11) 91 Q2 2016 VOLUME & MIX PRICING NET PROD COST SG&A R&D FX | OTHER Q2 2017 ($mn) CHANGE VS Q2 2016 NAFTA n.m. EMEA (5.7%) LATAM 19.3% APAC 44.1% CHANGE VS Q2 2016 TRUCKS (1%) BUSES Flat OTHERS (1) 1% Net Sales at $2.6bn down 0.8% vs. last year (up 1.4% at constant currency) BY REGION BY PRODUCT (1) Others are “Specialty vehicles” CHANGE IN OPERATING PROFIT (9) 3.9% 3.5% Lower volume and unfavorable mix in EMEA mainly due to last year Euro VI pre buy Manufacturing efficiencies and material cost reductions

CV | Industry performance & Inventory management TRUCKS >3.5T EMEA (*) 1% LATAM (*) 10% APAC (*) 5% Industry Units (For Q2 2017) Inventory Management (CV – All Equipment) Q2 2017 – Europe Trucks MKT SHARE(1) CHG VS ‘16 ORDERS DELIVERIES B-TO-B Light (3.5-7.49t) 14.5% Flat (3%) (6%) 0.93 M&H (≥7.5t) 9.4% (0.4) p.p. (13%) Flat 0.95 Europe (*) 12.6% (0.1) p.p. (6%) (4%) 0.94 Q2 2017 overproduction vs. retail at 9% Production level down 3% vs. Q2 2016 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 2015 2016 2017 COMPANY INVENTORY DEALER INVENTORY PRODUSCTION RETAIL SALES (2) (2) (*) Reflects aggregate for key markets where the Company competes: EMEA / Europe: EU 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share and TIV reporting purposes); LATAM: Brazil, Argentina and Venezuela; APAC: Russia, Turkey, South East Asia, Australia, New Zealand (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) (2) Reconciliation with old segmentation in Appendix

PT | Financial Results Net Sales & Operating Profit CHANGE VS Q2 2016 NAFTA 12% EMEA 7% LATAM 34% APAC 25% BY REGION CHANGE VS Q2 2016 ENGINES 10% TRANSM. 5% AXLES 25% BY PRODUCT Δ ENGINES 159.9k 9% TRANSMISSIONS 19.7k (13%) AXLES 54.1k (2%) Units Sold Engines sold to third party at 51% vs. 54% in Q2 2016 Net Sales at $1.1bn up 11.0% vs. last year (up 13.8% at constant currency) Sales to external customers at 47% vs. 46% in Q2 2016 Operating Profit at $98mn up $32mn vs. last year BY CUSTOMER 3rd Party CV CE AG Operating Margin Evolution Q2 2013 Q2 2014 Q2 2015 Q2 2016 Q2 2017 40% 46% 51% 54% 51% Engines Sold (K Units) Op. Margin (%) 3rd Party Units (%) 3rd Party CV CE AG Operating Margin 8.6%

FY 2017E US GAAP Financial Targets

FY 2017E | Industry Units TRACTORS COMBINES LIGHT HEAVY TRUCKS >3.5T NAFTA Flat Flat 5% Flat – 5% - (5%) – (10%) EMEA Flat Flat 5% 5% Flat LATAM 15% - 20% 10% – 15% Flat – 5% Flat – 5% 10% - 15% APAC Flat – 5% Flat – 5% Flat – 5% 5 – 10% Flat AG CE 0-140 HP 140+ HP 1 Reflects aggregate for key markets where Company competes CV (1) Outlook upgraded from April 27th, 2017

FY 2017E | US GAAP Financial Targets (*) Outlook is not provided on diluted EPS, most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS are, by definition, not predictable and uncertain FY 2017E Guidance: Original April ‘17 Revised July ‘17 Net Sales of Industrial Activities $23bn - $24bn Raised to ~ $24bn Adjusted diluted EPS (*) $0.39 - $0.41 Raised to ~ $0.41 Net Industrial debt $1.4bn - $1.6bn Confirmed at $1.4bn - $1.6bn

Appendix

From Operating Profit to Net Income (Loss) under US GAAP Q2 2017   Q2 2016   Δ   Industrial Activities Operating Profit 481   453   28   Financial Services Operating Profit 125 119 6 Elimination & Other (83)   (84)   1   Operating Profit 523   488   35   Restructuring expenses (12)   (10)   (2)   Interest expenses of Industrial Activities, net of interest income and eliminations (1) (122) (120) (2) Other, net (2) (56)   (117)   61   Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates 333   241   92   Income Taxes (113)   (107)   (6)   Equity in income of unconsolidated subsidiaries and affiliates (3) 27   (5)   32   Net Income (Loss) 247   129   118   Net Income / (Loss) attributable to non-controlling interest 5   3   2   Net Income / (Loss) attributable to CNH Industrial N.V. 242   126   116   Adjusted Net Income (reconciliation on next page) 266   216   50   EPS (Basic) 0.18   0.10   0.08   EPS (Diluted) 0.18   0.10   0.08   Adjusted diluted EPS 0.19   0.16   0.03   (1) 2017, Interest expenses includes the charge of $17 million related to the early redemption of all outstanding Case New Holland Industrial Inc. 7⅞% senior Notes due 2017 (2) 2016, Other, net included the non-recurring charge of $49 million, related to the European Commission settlement (3) 2016, Equity in income of unconsolidated subsidiaries and affiliates included a negative impact of $28 million incurred by the joint venture Naveco Ltd due to its exit from a line of business

Q2 & H1 2017 Reconciliation of Adj. net income and Adj. income taxes to the most comparable GAAP financial measure and determination of Adj. diluted EPS and Adj. ETR under U.S.GAAP Q2 2017   Q2 2016   Net Income (Loss) 247   129   Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a) 29   59   Adjustments impacting Income tax (expenses) (b) (10)   -   Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates (c) -   28   Adjusted Net Income (Loss) 266   216   Adjusted Net Income (loss) attributable to CNH Industrial N.V. 261   213   Weighted average shares outstanding – diluted (mn) 1,367   1,364   Adjusted diluted EPS ($) 0.19   0.16   Income (Loss) before income tax (expense) and Equity in income of unconsolidated subsidiaries and affiliates 333   241   Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a) 29   59   Adjusted income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A) 362   300   Income Tax (expense) (113)   (107)   Less: Adjustments impacting Income tax (expense) (b) (10)   -   Adjusted income taxes (B) (123)   (107)   Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A) 34%   36%

Q2 & H1 2017 Reconciliation of Adj. net income and Adj. income taxes to the most comparable GAAP financial measure and determination of Adj. diluted EPS and Adj. ETR under U.S.GAAP Q2 2017   Q2 2016   (a) Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates         Restructuring expenses 12 10 European Commission settlement -   49   Cost of repurchase/early redemption of 2017 Notes 17   -   Total 29   59             (b) Adjustments impacting Income tax (expense)         Tax effect of adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (10)   -   Total (10)   -             (c) Adjustements impacting Equity in income of unconsolidated subsidiaries and affiliates         Negative impact incurred by the joint venture Naveco Ltd due to its exit from a line of business -   28   Total -   28

Net Income / (Loss) US GAAP to Profit / (Loss) under EU-IFRS | Reconciliation 2017 EPS 2016 EPS 2017 EPS 2016 EPS Net Income (Loss) attributable to CNH Industrial N.V. 242 0.18 126 0.10 288 0.21 (386) (0.28) Plus: Net Income / (Loss) attributable to non-controlling interest 5 3 8 2 Net Income / (Loss) in accordance with US GAAP 247 129 296 (384) Development costs (22) (14) (64) (54) Others, net 16 6 26 26 Taxes (7) 2 (1) 5 Total adjustment (13) (6) (39) (23) Profit/(loss) in accordance with IFRS 234 123 257 (407) Less: Profit/(Loss) attributable to non-controlling interest (5) (4) (8) (3) Profit/(Loss) attributable to CNH Industrial N.V. 229 0.17 119 0.09 249 0.18 (410) (0.30) Second Quarter First Half

Total Equity – US GAAP to EU-IFRS | Reconciliation Jun 30 2017 Dec 31 2016 Total Equity in accordance with US GAAP 4,457 4,451 Development costs 2,440 2,374 Other adjustments (136) (121) Tax impact on adjustments (701) (655) Deferred tax assets and tax contingencies recognition 651 585 Total adjustment 2,254 2,183 Total Equity in accordance with IFRS 6,711 6,634

Reconciliation of Total Debt to Net Debt (US GAAP) June 30, 2017 December 31, 2016 June 30, 2017 December 31, 2016 June 30, 2017 December 31, 2016 Third party debt 25,474 25,276 6,665 6,694 18,809 18,582 Intersegment notes payable - - 803 997 1,318 1,479 Total Debt (1) 25,474 25,276 7,468 7,691 20,127 20,061 Less: Cash and cash equivalents 4,601 5,017 4,085 4,649 516 368 Restricted cash 690 837 6 - 684 837 Intersegment notes receivables - - 1,318 1,479 803 997 Derivatives hedging debt (5) 2 (5) 2 - - Net Debt / (Cash) (2) 20,188 19,420 2,064 1,561 18,124 17,859 Consolidated Industrial Activities Financial Services (1) Total debt of industrial Activities includes intersegment notes payable to Financial Services of $803 million and $997 million as of June 30, 2017 and December 31, 2016, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,318 million and $1,479 million as of June 30, 2017 and December 31, 2016, respectively. (2) The net intersegment receivable/payable balance owed by financial Services to industrial Activities was $515 million and $482 million as of June 30, 2017 and December 31, 2016, respectively

31

From Total Debt to Net Industrial Debt

	June 30, 2017	Dec 31, 2016
Total Debt [1]	**(25,474)**	**(25,276)**
Financial Services Third Party Debt	18,809	18,582
Intersegment Note Payables	(803)	(997)
Intersegment Note Receivables	1,318	1,479
Cash and cash equivalents	4,085	4,649
Restricted cash	6	-
Derivatives hedging debt	(5)	2
Net Industrial (Debt) / Cash [2]	**(2,064)**	**(1,561)**

(1) Total debt of industrial Activities includes intersegment notes payable to Financial Services of $803 million and $997 million as of June 30, 2017 and December 31, 2016, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,318 million and $1,479 million as of June 30, 2017 and December 31, 2016, respectively.

(2) The net intersegment receivable/payable balance owed by financial Services to industrial Activities was $515 million and $482 million as of June 30, 2017 and December 31, 2016, respectively

	Q2 2017	Q2 2016
Net Industrial (Debt) / Cash at beginning of period	**(2,123)**	**(2,470)**
Net income (loss)	247	129
Add back European Commission settlement [1]	-	49
Add back cost of repurchase/early redemption of 2017 Notes [1]	17	-
Amortization and depreciation [2]	176	178
Changes in provisions and similar [3]	44	137
Change in working capital	29	189
Investments in property, plant and equipment, and intangible assets [2]	(91)	(92)
Other changes	1	12
Net Industrial cash flow	**423**	**602**
Capital increases and dividends [4]	(169)	(211)
Currency translation differences and other [5]	(195)	(56)
Change in Net industrial debt	59	335
Net Industrial (Debt) / Cash	**(2,064)**	**(2,135)**

(1) Add back item to be excluded from the calculation of net industrial cash flow.

(2) Excluding assets sold under buy-back commitments and assets under operating leases

(3) This item also includes changes in items related to assets sold under buy-back commitments, and assets under operating leases.

(4) This item also includes share buy-back transactions.

(5) 2017, this item also includes the charge of $17 million related to the early redemption of all outstanding Case New Holland Industrial Inc. 7⅞% senior Notes due 2017.

CNH INDUSTRIAL

Q2 & H1 2017 Results Review

July 26th, 2017

Debt Maturity Schedule | Breakdown Outstanding June 30, 2017 6M 2017 2018 2019 2020 2021 Beyond 4.5 Bank Debt 1.1 0.8 1.0 1.1 0.2 0.2 9.3 Capital Market 0.1 2.7 1.7 0.6 1.7 5.5 0.2 Other Debt 0.1 0.0 0.0 0.0 0.0 0.0 14.0 Cash Portion of Debt Maturities 1.2 3.5 2.8 1.8 1.9 2.8 5.3 Cash & Cash Equivalents 0.7 of which ABS related 3.0 Undrawn Committed credit lines 8.3 Total Available Liquidity Note: Numbers may not add due to rounding

CV | Industry performance | Europe Trucks (*) Europe: EU 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) Q1 Q2 2015 2016 2017 2015 vs. 2014 2016 vs. 2015 2017 vs. 2016 2015 2016 2017 2015 vs. 2014 2016 vs. 2015 2017 vs. 2016 NEW SEGMENTATION   MKT SHARE(1) Light (3.5-7.49t) 13.9% 14.5% 14.2% 0.2 p.p. 0.6 p.p. (0.3) p.p. 14.5% 14.5% 14.5% 0.9 p.p. 0.0 p.p. 0.0 p.p. M&H (≥7.5t) 9.3% 8.8% 9.3% (1.4) p.p. (0.5) p.p. 0.5 p.p. 9.7% 9.8% 9.4% 0.4 p.p. 0.1 p.p. (0.4) p.p.   Europe (*) 12.0% 12.2% 12.2% (0.4) p.p. 0.2 p.p. 0.0 p.p. 12.7% 12.7% 12.6% 0.7 p.p. 0.0 p.p. (0.1) p.p. ORDERS Light (3.5-7.49t) 7% 33% (9%) 41% 10% (3%) M&H (≥7.5t) 40% 9% (2%) 54% (4%) (13%)   Europe (*) 15% 25% (7%) 45% 5% (6%) DELIVERIES Light (3.5-7.49t) 17% 25% 2% 22% 24% (6%) M&H (≥7.5t) 11% 29% (5%) 33% 9% 0%   Europe (*) 15% 26% (1%) 25% 19% (4%) B-TO-B Light (3.5-7.49t) 1.3 1.4 1.2 1.0 0.9 0.9 M&H (≥7.5t) 1.4 1.1 1.2 1.2 1.1 0.9     Europe (*) 1.3 1.3 1.2 1.1 1.0 0.9 OLD SEGMENTATION   MKT SHARE(1) Light 12.5% 13.1% 12.8% (0.1) p.p. 0.6 p.p. (0.3) p.p. 13.0% 13.1% 13.1% 0.6 p.p. 0.1 p.p. 0.0 p.p. Medium 33.6% 33.1% 35.2% 2.8 p.p. (0.5) p.p. 2.1 p.p. 33.5% 34.5% 34.1% 4.5 p.p. 1.0 p.p. (0.4) p.p. Heavy 7.9% 7.7% 8.1% (0.6) p.p. (0.2) p.p. 0.4 p.p. 8.4% 8.5% 8.2% 0.8 p.p. 0.1 p.p. (0.3) p.p.   Europe (*) 12.0% 12.2% 12.2% (0.4) p.p. 0.2 p.p. 0.0 p.p. 12.7% 12.7% 12.6% 0.7 p.p. 0.0 p.p. (0.1) p.p. ORDERS Light 7% 33% (9%) 41% 10% (3%) Medium 33% (2%) 6% 35% (18%) (1%) Heavy 43% 15% (5%) 62% 1% (16%)   Europe (*) 15% 25% (7%) 45% 5% (6%) DELIVERIES Light 17% 25% 2% 22% 24% (6%) Medium 2% 16% (10%) 31% 3% 3% Heavy 15% 34% (3%) 34% 12% (1%)   Europe (*) 15% 26% (1%) 25% 19% (4%) B-TO-B Light 1.3 1.4 1.2 1.0 0.9 0.9 Medium 1.5 1.3 1.5 1.1 0.9 0.8 Heavy 1.3 1.1 1.1 1.3 1.2 1.0     Europe (*) 1.3 1.3 1.2 1.1 1.0 0.9

Geographic Information Certain financial and market information in this presentation has been presented by geographic area. CNH Industrial defines its geographic areas as NAFTA: United States, Canada and Mexico LATAM: Central and South America, and the Caribbean Islands APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine) EMEA: member  countries  of  the  European  Union, European Free Trade Association, Ukraine, Balkans, African continent, and Middle East (excluding Turkey) Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined for both market share and TIV reporting purposes as: EMEA / Europe (EU 27 countries reflecting key markets where the segment competes excluding United Kingdom and Ireland); LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia, New Zealand) In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its results and allow management and investors to assess CNH Industrial’s operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning presented in U.S. GAAP or EUIFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and should not be considered as substitutes for measures of financial performance and financial position prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial non-GAAP financial measures are defined as follows: Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating Profit of Financial Services is defined as revenues less selling, general and administrative expenses, interest expenses and certain other operating expenses. Trading Profit under EU-IFRS: Trading Profit is derived from financial information prepared in accordance with EU-IFRS and is defined as net revenues less cost of sales, selling, general and administrative costs, research and development costs, and other operating income and expenses. Operating Profit under EU-IFRS: Operating Profit under EU-IFRS is computed starting from Trading Profit under EUIFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions). Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and exceptional items, after tax. In particular, exceptional items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not antidilutive. Adjusted income taxes: is defined as income taxes less the tax effect of restructuring expenses and exceptional items and exceptional tax charges. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and exceptional items. Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities. Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities. Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations

Investor Relations Team e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Federico Donati – Head of Global Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 71929 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745